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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 333-42407
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                           NOTIFICATION OF LATE FILING


 (Check One):  [X] Form 10-K    [ ] Form 11-K     [ ] Form 20-F    [ ] Form 10-Q
[ ]  Form N-SAR

         For Period Ended:       June 30, 2002
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[ ]  Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                      --------------------------

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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:     UNICCO Service Company
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Former name if applicable:

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Address of principal executive office (Street and number):

                          275 Grove Street, Suite 3-200
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City, state and zip code:        Auburndale, Massachusetts 02466
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                                     PART II

                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant, UNICCO Service Company (the "Company"), seeks relief pursuant to Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended (the "Act"), because the Company is unable, without unreasonable effort and expense, to timely file its Annual Report on Form 10-K for its 2002 fiscal year ended June 30, 2002 (the "Form 10-K").

     The Company changed its insurance program effective April 1, 2002. The Company is now self-insuring its workers' compensation and general liability insurance risks for the policy year April 1, 2002 to March 31, 2003. The final actuarial information needed to record the appropriate insurance reserves in the Company's balance sheet as of June 30, 2002 is not yet available from the third party which is compiling such information for review by the Company and its independent auditors.

     Additionally, the Company believes that the incremental insurance expense to record its insurance reserves will result in non-compliance with certain financial covenants under the Company's revolving credit facility. Non-compliance would necessitate a request for a waiver from the Company's bank lenders. As a result of the uncertainty surrounding the insurance accrual and the effect on its credit facility, the Company has temporarily delayed the filing of the Form 10-K.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     George A. Keches                    (617)                 559-4132
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         (Name)                       (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        Yes [X]    No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        Yes [X]    No [ ]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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     For the Company's 2002 fiscal year ended June 30, 2002, the Company expects the following approximate changes from its results of operations during the 2001 fiscal year:



     Service Revenues:                                       Increased 1.6%

     Cost of Service Revenues:                               *

     Selling, General and Administrative Expenses:           Increased 1.5%

     Income from Continuing Operations:                      *

     Interest Expense:                                       Decreased 10.8%

     Net Income:                                             *

* The Company is unable to estimate this change because this line item depends on the insurance reserve adjustments referred to in Part III above. However, at this time, the Company projects that increases in its cost of service revenues will more than offset the increase in service revenues.

                             UNICCO Service Company
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: September 27, 2002             By: /s/ George A. Keches
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                                         George A. Keches
                                         Chief Financial and Chief Operating
                                         Officer